UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

May 22, 2015

BHP BILLITON LIMITED

(ABN 49 004 028 077)

(Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA

(Jurisdiction of incorporation or organisation)

171 COLLINS STREET, MELBOURNE,

VICTORIA 3000 AUSTRALIA

(Address of principal executive offices)

BHP BILLITON PLC

(REG. NO. 3196209)

(Exact name of Registrant as specified in its charter)

ENGLAND AND WALES

(Jurisdiction of incorporation or organisation)

NEATHOUSE PLACE, VICTORIA, LONDON,

UNITED KINGDOM

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:    ☒  Form 20-F     ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    ☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Company Secretariat

	BHP Billiton Limited	BHP Billiton Plc
	171 Collins Street	Neathouse Place
	Melbourne Victoria 3000 Australia	London SW1V 1LH UK
	GPO BOX 86	Tel +44 20 7802 4000
22 May 2015	Melbourne Victoria 3001 Australia	Fax + 44 20 7802 4111
	Tel +61 1300 55 47 57 Fax +61 3 9609 3015	bhpbilliton.com
bhpbilliton.com

To:	Australian Securities Exchange	cc:	New York Stock Exchange
	London Stock Exchange		JSE Limited

Retirement of Keith Rumble as independent non-executive Director

Keith Rumble will retire as an independent non-executive Director of BHP Billiton Limited and BHP Billiton Plc with effect as of today, 22 May 2015.

As part of a dual listed company structure, the Group voluntarily notifies all stock exchanges on which either BHP Billiton Plc or BHP Billiton Limited have primary or secondary listings, all those interests of directors of both entities in the securities of both entities (and changes to those interests) which are required to be disclosed under the Australian Securities Exchange (ASX) Listing Rules, the Listing Rules and Disclosure and Transparency Rules of the United Kingdom Listing Authority, the Australian Corporations Act, the United Kingdom Companies Acts and the Group’s Securities Dealing document.

The information required to be made available under Section 430(2B) of the UK Companies Act 2006 in relation to Keith Rumble’s retirement is on the final page of this document. This information will also be made available on the BHP Billiton website.

Final Notification of Interests of Directors and Connected Persons

(Australian Securities Exchange Listing Rules Appendix 3Z)

Name of entities	BHP Billiton Limited	BHP Billiton Plc
	ABN 49 004 028 077	REG NO 3196209

We (the entities) advise the following information under ASX Listing Rule 3.19A.3 and as agent for the director for the purposes of section 205G of the Australian Corporations Act and in accordance with the Group’s Securities Dealing document.

Name of director	Mr K C Rumble
Date of last notice	4 March 2014
Date of cessation as a director	22 May 2015

Part 1 — Director’s relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder and nature of interest	Number and class of securities
N/A	N/A

Part 2 — Director’s relevant interests in securities of which the director is not the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest	Number & class of securities
Standard Bank Nominees (Transvaal) (Proprietary) Limited of which Mr Rumble is the beneficial holder	12,200 Ordinary Shares in BHP Billiton Plc
Standard Bank Trust Company (Mauritius) Limited as trustee of the Saint Lambert Trust of which Mr Rumble is a beneficiary	2,300 Ordinary Shares in BHP Billiton Plc
Pershing Nominees Limited on behalf of an Old Mutual Life Policy of which Mr Rumble is the policy holder	6,180 Ordinary Shares in BHP Billiton Plc

Part 3 — Director’s interests in contracts

Detail of contract	Nil
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
No. and class of securities to which interest relates	N/A

Part 4 — Director’s interests in options or other rights granted by the entities

Date of grant	N/A
Period during which or date on which exercisable	N/A
Total amount paid (if any) for the grant	N/A
Description of securities involved: class; number	N/A
Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise	N/A
Total number of securities over which options or other rights held at the date of this notice	N/A
Any additional information	N/A
Part 5 — Contact details
Name of authorised officers responsible for making this notification on behalf of the entities	Rachel Agnew
Contact details	Rachel Agnew	Tel: +61 3 9609 3730
Fax: +61 3 9611 1044

BHP Billiton Limited ABN 49 004 028 077	BHP Billiton Plc Registration number 3196209
Registered in Australia	Registered in England and Wales
Registered Office: 171 Collins Street Melbourne Victoria 3000	Registered Office: Neathouse Place, London SW1V 1LH United Kingdom

The BHP Billiton Group is headquartered in Australia

KEITH RUMBLE: SECTION 430 (2B) COMPANIES ACT 2006 STATEMENT

BHP Billiton Limited and BHP Billiton Plc confirm that Mr Rumble retired as a non-executive Director of the Company with effect from 22 May 2015. The following information is provided in accordance with section 430 (2B) of the UK Companies Act 2006:

The Company’s Remuneration Report for the financial year ending 30 June 2015 will include the remuneration earned by Mr Rumble during his appointment as a non-executive Director for the financial year ending 30 June 2015.

Mr Rumble has not and will not receive any remuneration payments upon ceasing to be a Director of the Company other than the Company’s normal fees for an independent non-executive Director and fees for membership of the Sustainability Committee payable for the period from 1 July 2014 to 22 May 2015.

Mr Rumble is an independent non-executive Director of South32.

BHP Billiton Limited ABN 49 004 028 077	BHP Billiton Plc Registration number 3196209
Registered in Australia	Registered in England and Wales
Registered Office: 171 Collins Street Melbourne Victoria 3000	Registered Office: Neathouse Place, London SW1V 1LH United Kingdom

The BHP Billiton Group is headquartered in Australia

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Billiton Limited and BHP Billiton Plc

Date:	May 22, 2015	By:	/s/ Rachel Agnew
		Name:	Rachel Agnew
		Title:	Company Secretary